Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

July 27, 2020

Elena Stojic

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Cross Shore Discovery Fund; File No. 811-22976; File No. 333-231440

Dear Ms. Stojic:

Below please find our responses to your comments with respect to the Cross Shore Discovery Fund’s (the “Fund”) Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933, as amended (SEC File No. 333-231440), also constituting Amendment No. 16 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2020 (SEC Accession Number 0001398344-20-012127) (“Post-Effective Amendment No. 1/ No. 16”). Through separate correspondence or near or even date herewith, we are also requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of Post-Effective Amendment No. 2/ No. 17 to Friday, July 29, 2020, or as soon thereafter as practicable, and, in any event, no later than July 31, 2020.

General Comment. Please provide your responses in writing. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner prior to the date that you wish the amendment to the Registration Statement to be effective, with sufficient time for the examiner to review and comment on it.

Cross Shore Discovery Fund

July 27, 2020

Prospectus

1. COMMENT: The Consent of the Fund’s independent registered public accounting firm must be provided prior to effectiveness of Post-Effective Amendment No. 2/ No. 17.

RESPONSE: The Registrant will provide the Consent of the Fund’s independent registered public accounting firm when we file Post-Effective Amendment No. 2/ No. 17 along with our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended.

2. COMMENT: The Fund’s Principal Risks are organized alphabetically. Please reorder the Principal Risks to prioritize the risks most likely to adversely impact the Funds NAV, yield, and total return. After listing the most significant risks, the remaining risks may be alphabetized.

RESPONSE: The Registrant has modified the Principal Risks per your request.

3. COMMENT: The Registrant has removed a risk factor related to its August 8, 2019 Rescission Offer. You requested that we provide further explanation as to why this risk factor was removed.

RESPONSE: The Registrant has analyzed the removal of this risk factor and has decided to add this risk factor back into the Prospectus. We have updated this risk factor from the version contained in the prior draft of the Prospectus. The updated risk factor reads as follows:

Rescission Risk

During the period from December 1, 2018 through June 3, 2019, the Fund sold Shares that were not properly registered (the “Covered Shares”) under the Securities Act of 1933, as amended (the “Securities Act”). The Fund made a rescission offer (the “Rescission Offer”) to certain Fund shareholders who purchased Shares during that timeframe in order to ensure compliance with the Securities Act and limit any contingent liability the Fund might have for selling the Covered Shares. The Rescission Offer expired without any Fund Shareholders accepting the Rescission Offer. It is not certain that the Rescission Offer will bar claims relating to the Covered Shares. If a Fund Shareholder asserts a future claim against the Fund for selling shares that were not properly registered, the Fund would expect to assert that the Rescission Offer eliminated any liability the Fund otherwise may have had to that person under Section 12 of the Securities Act and that such shareholder is estopped or otherwise precluded from asserting such a claim. Nevertheless, the Fund may continue to be contingently liable for rescission or damages under federal law. Generally, the statute of limitations for enforcement of federal statutory rescission rights by a security holder is one year commencing on the date of the sale of the security sold in violation of the federal registration requirements. As of the date of this filing, the Fund is now more than one (1) year past the last relevant sale. While the existence of the Rescission Offer does not prevent regulators from pursuing enforcement actions or imposing penalties and fines against the Fund with respect to any violations of securities laws, Fund management views such events as unlikely and does not expect such events to have a material impact on the Fund’s financial condition or liquidity.

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Cross Shore Discovery Fund

July 27, 2020

Thank you for your comments to Post-Effective Amendment No. 1/ No. 16 on Form N-2. These comments have been very helpful. Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Caleb C.B. DuBois

Caleb C. B. DuBois